UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CRM Holdings, Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G2554P103

(CUSIP Number)

Daniel G. Hickey, Jr.

70 Pond Hills Court

Pleasant Valley, NY  12569

With a copy to:

Dwight A. Kinsey, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue, Suite 1130

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2554P103

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel G. Hickey, Jr.

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO and PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,925,220

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,925,220

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,925,220

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.5%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

This Amendment No. 3 to Schedule 13D amends the Schedule 13D filed by Daniel G. Hickey, Jr. (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on January 6, 2006 with respect to his beneficial ownership of the common shares, par value $0.01 per share (the “Common Shares”), of CRM Holdings, Ltd., a Bermuda exempted holding company (the “Company”), as such Schedule 13D has been previously amended, to amend Item 3 as set forth below.

Item 3.	Source and Amount of Funds or Other Consideration.
The first sentence of the third paragraph of this Item is being amended to read as follows:

The Reporting Person purchased 110,000 Common Shares on March 29, 2009 with personal funds.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2009
Date
/s/ Daniel G. Hickey, Jr.
Signature
Daniel G. Hickey, Jr.
Name/Title